

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 9, 2017

Michael Durbin
Chief Financial Officer
Community Choice Financial Inc.
6785 Bobcat Way, Suite 200
Dublin, OH 43016

> **Re: Community Choice Financial Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 29, 2017**
> **File No. 001- 35537**

Dear Mr. Durbin:

We have limited our review of your proxy statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Part III

Item 13. Certain Relationships And Related Transactions, And Director Independence, page 130

1. Please refer to Item 404 of Regulation S-K and confirm that in future filings, as applicable, you will provide the information required by Item 404(a) for each "related person," as defined in Instruction 1 to Item 404(a) of Regulation S-K, with regards to your various related party transactions. Such discussion should provide all required disclosure concerning these agreements, including the identity of the related parties, and an explanation of material terms.

2. We note your disclosure regarding "Aircraft" beginning on page 131, and that in two instances a guarantor subsidiary of the Company entered into a term note for the acquisition of a share of an airplane. Please advise us whether this airplane is for company or personal

use and clarify what is "related" about these transactions and the related persons involved. In addition, please provide us with a similar analysis for the "Non-guarantor Subsidiaries" disclosure on page 132.

3. In future filings, please file all related party contracts as exhibits, consistent with Item 601(b)(10). If you do not believe that any of these related contracts you reference in your filing are required to be filed, please provide us with that analysis at this time.

4. Please provide us, and include in your future filings, a description of the policies and procedures your audit company uses when reviewing your related persons transactions. Include in your discussion whether or not the board determined that the terms of each transaction were no less favorable to the company than could be obtained from an unrelated party. Refer to Item 404(b) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 or Eric Envall at 202-551-3234 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Staff Attorney
Office of Financial Services